Upholstery International, Inc

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

Tel #   708-372-2726

ken@kenscustomupholstery.com

www.upholsteryinternational.com

September 30, 2014

United States

Security & Exchange Commission

Division of Corporate Finance

Attn: Emily Drazen, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re: Upholstery International Inc.

Registration statement on Form S-1A

File No: 333-195209

Enclosed is our response to your comments of September 5, 2014. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely;

s/s__________

Ken Kovie

President

Summary of Financial Information, pages 8 and 9

1.	We note your response to comment 3. However, it does not appear the revisions have been made. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please provide the equity section at each balance sheet date.

Response: revised

2.	Please label the June 30, 2014 financial information as unaudited and identify the source for the December 31, 2013 financial information (i.e. audited financial statements). Delete the going concern explanatory paragraph on page 9.

Response: revised and deleted

Risk Factors, page 10

Auditor’s Going Concern, page 10

3.	Please correct the date of the auditor’s report on your financial statements for the years ended December 31, 2013 and 2012.

Response: revised

UI’s agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 11

4.	Please revise this risk factor or provide separate risk factors that discusses in specific detail the dilution to common shareholders that could result from the sale of stock under the equity line agreement with Lambert Private Equity. In this regard, clearly disclose the following items:
•	Lambert’s purchase price for shares under the agreement is based upon a 10% discount to the then-prevailing lowest volume weighted average share price of the common stock over a 15-day period. As a result, the lower the stock price at the time the company requests a draw down, the more common shares Lambert will purchase for the particular amount of proceeds desired by the company.
•	Due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue to Lambert under the agreement.
•	To the extent Lambert purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Lambert to purchase greater amounts of common stock in subsequent draw downs by the company for the particular amount of proceeds desired by the company, the sales of which would further depress the stock price.
•	The shares under the equity line may result in substantial dilution to the interests of other holders of common stock since Lambert may sell the full amount issuable under the equity line. In this regard, state that, although Lambert may not purchase shares pursuant to each draw down amounting to more than 4.99% beneficial ownership of the company’s then-outstanding shares, this restriction does not prevent Lambert from selling some of its holdings and then receiving additional shares. In this way, Lambert could sell more than the 4.99% limit while never holding more than the limit.
•	Disclose that the amount of the commitment fee to be paid to Lambert could significantly increase beyond the 80,000 shares already issued to Lambert. Explain in plain English how the commitment fee is determined over time under the agreement. Also disclose the purchase price used to determine the initial 80,000 shares issued as a 2% commitment fee

Revise other applicable sections of your prospectus, such as your disclosure under “Capital Resources and Liquidity,” as appropriate.

Response: revised

5.	Disclose that it is condition to Lambert’s obligation to purchase shares that the shares be registered before Lambert makes any purchases. Disclose that you may not be able to register the shares as contemplated under the agreement. In this regard, disclose that the number of shares to be put and the purchase price have not be fixed by formula or otherwise under the agreement. We refer you to Section 2.b. of the agreement. For guidance, see Questions 139.12 through 139.20 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: revised

Item 4. Use of Proceeds, page 16

6.	We partially reissue comment 4 in our letter dated August 8, 2014. Please provide a narrative discussion that explains how the amounts allocated for each purpose will or will not advance your business plan at each level of proceeds.

Response: At a minimum, if we were to raise $7,500,000 per the use of proceeds chart, we would be able to hire and on-board new talent, update and expand our current equipment, add additional store fronts and increase our marketing efforts. The amounts allocated to each division of the company would be relevant to how much capital the company can raise to move its efforts forward.

Dilution, pages 17 and 18

7.	We reiterate comments 6 and 7 in our letter dated August 8, 2014. Update your dilution disclosure to be as of the most recent balance sheet date and state that there is a net tangible deficit.

Response: revised

Item 10. Information with Respect to the Registrant, page 23

8.	We reissue comment 12 in our letter dated August 8, 2014. We note the new disclosure you added as the second paragraph on page 23. Please clarify whether you currently make new furniture. If not, please discuss your current business first – your sole upholstery store in Illinois. You may then discuss the aspirational aspects of your business plan under a separate heading, detailing the steps, time, costs and hurdles before you begin such proposed operations.

Response: Currently, we do not make or manufacture new furniture. We currently have two store locations that are running and operating at full capacity. Our Tinley Park, IL store front it utilized as a sales center that houses all the fabrics we sell to our customers. The second store front is utilized as a working shop, which is where we actually perform the reupholster work. Our plan is to continue and enhance our existing operations, while utilizing the capital we raise to grow into more store front sales centers as well as expand our work shop to allow us to increase production

9.	We note your revised disclosure on page 23 in response to comment 2 of our letter dated June 30, 2014 and the funding of your acquisitions. We further note you disclosure on page 26 that there is “no assurance that Lambert will provide funding if needed.” Please expand your disclosure to explain how Lambert Private Equity could deny funding and how this portion of your business plan will be implemented if private equity funding is unavailable.

Response: The restrictions placed upon the Lambert Private Equity Agreement are all based on the company’s inability to actually begin trading on an open exchange. When Upholstery International, Inc begins to trade on any trading platform, we will have full access to the Lambert Private Equity Agreement. If the Lambert Private Equity Agreement gets canceled or is terminated, then we would rely on the funds raised from this offering to allow us to continue our business plan.

10.	Please disclose the number of total employees and number of full-time employees

RESPONSE: disclosed 8 full time and 3 part-time

Management’s Discussion and Analysis Capital Resources and Liquidity, page 26

11.	We partially reissue comment 13 in our letter dated August 8, 2014. Specify any conditions to Lambert Private Equity’s obligation to purchase the shares pursuant to the agreement. Also disclose each party’s termination rights under the agreement and any ongoing covenants.

RESPONSE: Per the agreement attached as an exhibit on the SEC,gov website, the termination clause within the Lambert Private Equity Agreement state the following:

The agreement terminates upon the following events:

The earlier of the date upon which the investor has purchased pursuant to this Agreement all the Registrable Securities to be registered pursuant to the Registration Statement or the Commitment Amount; provided that the Company’s representations, warranties and covenants contained in this Agreement insofar as applicable to the transactions consummated hereunder prior to such termination, shall survive the termination of this Agreement for the period of any applicable statute of limitations.

If the company shall file or consent by answer or otherwise to the entry of an order for relief or approving a petition for relief, reorganization or an arrangement to file for bankruptcy for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction.

If the company shall issue or sell any equity securities or securities convertible into, or exchangeable for, equity securities or enter into any other equity financing during the open period.

12.	We note your response to prior comment 14 in our letter dated August 8, 2014 and the revised disclosure on page 26. On pages 11 and 26 your disclosure indicates that 80,000 shares have been issued to Lambert Private Equity as a commitment fee for the subscription agreement. However, on page 33 you state that 200,000 shares have been issued. Please reconcile your disclosure.

RESPONSE: revised

13.	Please disclose the duration of your agreement with Lambert Private Equity.

RESPONSE: The agreement remains intact and active until for duration of the company’s ability to remain a trading entity on an exchange. The agreement can only be terminated if the company “Upholstery International, Inc” performs an act specified under the Termination Clause per the Agreement.

14.	We note your response to comment 15. Please revise the date of the agreement with Lambert Private Equity and disclose what is meant by a draw down relative to Lambert’s purchase of up to $1,000,000 of Upholstery International Stock. Revise your disclosure for what class of stock will be issued to Lambert and what rights they will contain relative to common shareholders.

RESPONSE: Per the Lambert Private Equity Agreement, it very clearly defines what protocol needs to be followed in order for the company to draw down on the committed funding. Upholstery International will need to complete and submit a “Draw Down” notice form that will request the Lambert Private Equity will purchase up to $1,000,000 worth of the company’s common stock. The Lambert Private Equity Agreement was executed on December 17th, 2013.

15.	Refer to the last paragraph of this subsection on page 26. Please revise the disclosure regarding the loan by Georgia Peaches LLC to be consistent with your disclosure provided in response to comment 16.

RESPONSE: revised

16.	Please remove the reference in the last paragraph on page 26 to the OTCBB being an exchange. The OTCBB is not an exchange, but is an over-the-counter quotation system.

RESPONSE: revised

17.	You disclose in Note 4 to the unaudited financial statements for the period ended June 30, 2014, that the company borrowed $75,000 pursuant to a business loan and security agreement entered into in May 2014. Please disclose under “Capital Resources and Liquidity” the material terms of this agreement and file the agreement as an exhibit. Also clarify your statement that the loan is personally guaranteed by two officers of the company in light of your disclosure throughout the registration statement that the company only has one officer.

RESPONSE: the material terms of the agreement have been disclosed. However, the agreement itself has extremely sensitive information in it, i.e. bank account info, passwords etc. To include it as an exhibit could harm the company financially. We ask that we maintain the corporate integrity on this document.

Off-balance sheet arrangements, page 28

18.	We note your response to comment 16 and the revised disclosure on page 28. Please advise why you have included this disclosure under “Off-balance sheet arrangements.” In addition, please revise the disclosure so that it does not merely repeat our comment, but provides the disclosure requested by our comment, such as the material terms of the warrants issued to Georgia Peaches, LLC.

RESPONSE: no warrants exist any longer

Plan of Operations, page 28

19.	Please expand in detail your planned business operations over the next twelve months rather than repeat the uses of the proceeds from your offering.

RESPONSE: revised

Security Ownership of Certain Beneficial Owners and Management, page 31

20.	We your revised beneficial ownership table and the footnote indicating that Pathways Financial LLC has assigned 3,000,000 shares to Rose M. Gallagher family trust and 3,000,000 shares to Synergistic. Such transfers indicate that these shareholders now own more than five percent of your outstanding shares. Please revise your beneficial ownership table to include the Rose M. Gallagher family trust and Synergistic and provide all information required by Item 403 of Regulation S-K.

RESPONSE: revised

Certain Relationships and Related Transactions, page 32

21.	We note the disclosure you added on page 32 in response to comment 18. Please identify the “director, who is also an officer and a stockholder” who provided the loans to the company. Tell us whether the loans referenced include the loan from Georgia Peaches, LLC and/or the May 2014 loan disclosed in Note 4 on page F-18.

RESPONSE: Mr. Kovie has personally loaned money to the company. No reference to the loan from Georgia Peaches nor the May 2014 loan is intended

Item 15. Recent Sales of Unregistered Securities, page 33

22.	We note your amended disclosure on page 33 regarding recent sales of unregistered securities. You disclose that you have engaged in the private placement of common stock pursuant to the exemption from registration under Rule 506 from February 12, 2014 through at least July 30, 2014. Please advise whether this offering is ongoing or has been completed at this time. Disclose whether the offers and sales were made in reliance upon Rule 506(b) or Rule 506(c), and state briefly the facts relied upon to make the exemption available. Please provide us with an analysis of why your private offers and sales of common stock should not be integrated into your registered public offering and, if so, whether the integration of the private and public offerings would make the exemption you have relied upon unavailable. Please refer to Question 139.25 of our Securities Act

Sections Compliance and Disclosure Interpretations.

RESPONSE: at this time this offering is closed and management chose not to integrate this offering, it was a Rule 506(b) offering

23.	We note that you have sold 9,600 shares of common stock since you initially filed your registration statement. Please explain why the number of outstanding shares has not changed since your initial filing.

RESPONSE: revised